ITC Limited
Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

[redacted]

23rd May, 2008

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Audited Financial Results for the Year ended 31st March, 2008

Further to our letter dated 12th May, 2008, we enclose a copy of the Audited Financial Results of the Company, alongwith Segment-wise Revenue, Results and Capital Employed, Consolidated Financial Results and other information as required under the Listing Agreement, for the financial year ended 31st March, 2008.

The above have been approved at the meeting of the Board of Directors of the Company held on 23rd May, 2008.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Audited Financial Results for the Quarter and Twelve Months ended 31st March, 2008

(Rs. in Crores)

		Quarter ended 31.03.2008	Quarter ended 31.03.2007	Twelve months ended 31.03.2008	Twelve months ended 31.03.2007
GROSS INCOME		6009.73	5279.16	21966.84	19636.53
NET SALES TURNOVER	(1)	3934.39	3371.86	13947.53	12164.29
OTHER INCOME	(2)	163.68	102.28	610.90	336.49
NET INCOME (1+2)	(3)	4098.07	3474.14	14558.43	12500.78
EXPENDITURE					
a) (Increase) / decrease in stock-in-trade and work in progress		53.05	21.79	(5.69)	(195.89)
b) Consumption of raw materials		1322.40	1018.24	4639.35	3705.96
c) Purchase of traded goods		469.01	448.37	1383.04	1684.71
d) Employees cost		191.07	163.22	733.32	630.15
e) Depreciation		121.49	92.21	438.46	362.92
f) Other expenditure		854.19	789.93	2793.57	2382.95
g) Total	(4)	3011.21	2533.76	9982.05	8570.80
INTEREST (Net)	(5)	2.70	(0.05)	4.61	3.28
PROFIT BEFORE TAX (3-4-5)	(6)	1084.16	940.43	4571.77	3926.70
Less:					
TAX EXPENSE	(7)	348.52	289.74	1451.67	1226.73
PROFIT AFTER TAX (6-7)	(8)	735.64	650.69	3120.10	2699.97
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Re. 1/- each)	(9)	376.86	376.22	376.86	376.22
RESERVES EXCLUDING REVALUATION RESERVES	(10)	-	-	11624.69	10003.78
EARNING PER SHARE (Rs.)	(11)				
- Basic (Rs.)		1.95	1.73	8.29	7.19
- Diluted (Rs.)		1.93	1.73	8.25	7.16
PUBLIC SHAREHOLDING	(12)				
- NUMBER OF SHARES		3741500893	3706609279	3741500893	3706609279
- PERCENTAGE OF SHAREHOLDING		99.28	98.52	99.28	98.52

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 23rd May, 2008.

(ii) Figures for the previous year have been re-arranged, wherever necessary, to conform to current year figures.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) a) During the year, Value Added Tax (VAT), Central Sales Tax as applicable and Trade Tax in UP (since replaced with VAT effective 1st January, 2008) were imposed on Cigarettes and Smoking Mixtures. Consequently, the Company's Cigarette and Smoking Mixture sales have been subject to additional taxation amounting to Rs. 441 Crores and Rs. 1669 Crores for the quarter and year ended 31st March, 2008 respectively. (Corresponding previous quarter and year ended 31st March, 2007 - Rs. Nil). Gross Income stated above is net of the incidence of these imposts.

b) Gross Income includes Rs. 1912 Crores and Rs. 7408 Crores for the quarter and year ended 31st March, 2008 respectively being Excise Duties and other Local Taxes. (Corresponding previous quarter and year ended 31st March, 2007 - Rs. 1805 Crores and Rs. 7136 Crores respectively).

(v) The launch costs of the Company's brands 'Fiama Di Wills' and 'Superia' covering the range of personal care products of soaps, shampoos, conditioners and shower gels, and the continuing significant market development costs of the 'Bingo!' brand of snacks launched in the previous year are reflected under 'Other Expenditure' stated above and in segment results under 'FMCG-Others'.

(vi) During the quarter, 27,71,220 Ordinary Shares of Re.1/- each were issued and allotted under the ITC Employee Stock Option Scheme. Consequently, the issued and paid-up Share Capital of the Company as on 31st March, 2008 stands increased to Rs. 376,86,10,050.

(vii) During the quarter, no investor complaint was received. There was no complaint pending at the beginning of the quarter.

(viii) Provision for Taxation includes Rs. 2.20 Crores and Rs. 23.97 Crores for Fringe Benefit Tax for the quarter and year ended 31st March, 2008 respectively. (Corresponding previous quarter and year ended 31st March, 2007 - Rs. 6.31 Crores and Rs. 16.08 Crores respectively).

(ix) The above is as per Clause 41 of the Listing Agreement.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter and Twelve months ended 31st March, 2008

(Rs. in Crores)

	Quarter ended 31.03.2008	Quarter ended 31.03.2007	Twelve months ended 31.03.2008	Twelve months ended 31.03.2007
1. Segment Revenue				
a) FMCG - Cigarettes - Gross	3583.00	3294.04	13825.60	12833.70
- Net	1730.23	1545.13	6634.98	5894.90
- Others - Gross	738.43	491.22	2511.05	1689.46
- Net	737.26	491.22	2509.57	1689.46
Total FMCG - Gross	**4321.43**	**3785.26**	**16336.65**	**14523.16**
- Net	**2467.49**	**2036.35**	**9144.55**	**7584.36**
b) Hotels - Gross	339.28	304.35	1100.20	985.67
- Net	312.54	279.10	1012.10	905.84
c) Agri Business - Gross	1078.11	841.49	3868.44	3501.28
- Net	1078.11	841.49	3868.44	3501.28
d) Paperboards, Paper & Packaging - Gross	619.67	533.35	2364.33	2100.06
- Net	567.71	484.45	2157.94	1910.58
Total - Gross	**6358.49**	**5464.45**	**23669.62**	**21110.17**
- Net	**4425.85**	**3641.39**	**16183.03**	**13902.06**
Less : Inter-segment revenue - Gross	512.44	287.57	2313.68	1810.13
- Net	491.46	269.53	2235.50	1737.77
Gross sales / Income from operations	**5846.05**	**5176.88**	**21355.94**	**19300.04**
Net sales / Income from operations	**3934.39**	**3371.86**	**13947.53**	**12164.29**
2. Segment Results				
a) FMCG - Cigarettes	870.06	741.68	3634.04	3172.15
- Others	(117.89)	(48.34)	(263.52)	(201.99)
Total FMCG	**752.17**	**693.34**	**3370.52**	**2970.16**
b) Hotels	142.76	117.05	410.77	350.78
c) Agri Business	37.01	8.67	129.19	123.55
d) Paperboards, Paper & Packaging	122.72	97.17	453.14	416.78
Total	**1054.66**	**916.23**	**4363.62**	**3861.27**
Less : i) Interest (Net)	2.70	(0.05)	4.61	3.28
ii) Other un-allocable income net of un-allocable expenditure	(32.20)	(24.15)	(212.76)	(68.71)
Profit Before Tax	**1084.16**	**940.43**	**4571.77**	**3926.70**
Provision for Taxation	348.52	289.74	1451.67	1226.73
Profit After Tax	**735.64**	**650.69**	**3120.10**	**2699.97**
3. Capital Employed				
a) FMCG - Cigarettes *			2314.64	1996.70
- Others			1826.66	962.26
Total FMCG			**4141.30**	**2958.96**
b) Hotels			1865.32	1466.25
c) Agri Business			1468.97	1480.00
d) Paperboards, Paper & Packaging			3264.18	2559.46
Total Segment Capital Employed			**10739.77**	**8464.67**

*Before considering provision of Rs. 598.42 Crores (31.03.2007 - Rs. 535.95 Crores) in respect of disputed State taxes, the levy/collection of which has been stayed.

Notes :

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG	: Cigarettes	- Cigarettes & Smoking Mixtures.
	: Others	- Branded Packaged Foods (Staples, Biscuits, Confectionery, Snack Foods and Ready to Eat Foods), Garments, Educational and other Stationery, Matches Agarbattis and Personal Care products.
Hotels		- Hoteliering.
Paperboards, Paper & Packaging		- Paperboards, Paper including Specialty Paper & Packaging including Flexibles
Agri Business		- Agri commodities such as rice, soya, coffee and leaf tobacco.

(3) Segment results of the new business activities namely 'FMCG : Others' largely reflect business development and gestation costs.

(4) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the year are after absorbing costs relating to the strategic e-Choupal initiative.

(5) Figures for the corresponding previous quarter and year ended 31st March, 2007 have been re-arranged, wherever necessary, to conform to the figures of the current quarter and year.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 23rd May, 2008
Place : Kolkata, India

For and on behalf of the Board

Executive Director

Chairman

Disclosure as required under other clauses of the Listing Agreement

(Rs. in Crores)

	Twelve Months Ended 31.03.2008	Twelve Months Ended 31.03.2007
NET PROFIT	**3120.10**	**2699.97**
PROFIT BROUGHT FORWARD	647.53	562.06
AVAILABLE FOR APPROPRIATION	3767.63	3262.03
APPROPRIATION OF PROFIT AND RESERVE		
a) Transfer to General Reserve	1500.00	1250.00
b) Profit carried forward	724.45	647.53
DIVIDEND INCLUDING DIVIDEND TAX	**1543.18**	**1364.50**

Notes :

(i) The above was approved at the meeting of the Board of Directors of the Company held on 23rd May, 2008.

(ii) Figures for the previous year have been re-arranged wherever necessary.

(iii) The Board of Directors of the Company has recommended a dividend of Rs. 3.50 per Ordinary Share of Re.1/- each for the financial year ended 31st March, 2008 and the dividend, if declared, will be paid on or after 31st July, 2008 to those members entitled thereto.

(iv) The Register of Members of the Company shall remain closed from Friday, 18th July, 2008 to Wednesday, 30th July, 2008, both days inclusive.

(v) The 97th Annual General Meeting of the Company has been convened for Wednesday, 30th July, 2008.

Audited Financial Results (Consolidated)
for the Twelve Months ended 31st March, 2008

(Rs. in Crores)

		Consolidated Financial Results for Twelve Months ended	
		31.03.2008	31.03.2007
GROSS INCOME		22894.73	20364.52
NET SALES TURNOVER	[1]	14659.10	12668.72
OTHER INCOME	[2]	586.19	360.76
NET INCOME (1+2)	[3]	15245.29	13029.48
EXPENDITURE			
a) (Increase) / decrease in stock-in-trade and work in progress		(12.45)	(192.22)
b) Consumption of raw materials		4789.65	3801.92
c) Purchase of Traded Goods		1165.76	1476.75
d) Employees Cost		1066.94	858.88
e) Depreciation		472.87	393.78
f) Other expenditure		3081.06	2637.21
g) Total	[4]	10563.83	8976.32
INTEREST (Net)	[5]	6.28	4.10
PROFIT BEFORE TAX (3-4-5)	[6]	4675.18	4049.06
Less:			
TAX EXPENSE	[7]	1497.01	1274.72
PROFIT AFTER TAX BEFORE SHARE OF PROFIT/(LOSS) OF ASSOCIATES AND MINORITY INTERESTS (6-7)	[8]	3178.17	2774.34
SHARE OF PROFIT/(LOSS) OF ASSOCIATES	[9]	7.86	6.63
PROFIT AFTER TAX BEFORE MINORITY INTERESTS (8+9)	[10]	3186.03	2780.97
MINORITY INTERESTS	[11]	28.27	25.71
NET PROFIT (10-11)		3157.76	2755.26
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Re. 1.00 each)	[12]	376.86	376.22
RESERVES EXCLUDING REVALUATION RESERVES	[13]	11849.81	10135.62
EARNING PER SHARE (Rs.)	[14]		
- Basic		8.39	7.33
- Diluted		8.35	7.31
PUBLIC SHAREHOLDING	[15]		
- NUMBER OF SHARES		3741500893	3706609279
- PERCENTAGE OF SHAREHOLDING		99.28	98.52

ITC Limited
Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

23rd May, 2008

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Audited Financial Results for the Year ended 31st March, 2008

Further to our letter dated 23rd May, 2008 forwarding the Audited Financial Results of the Company for the financial year ended 31st March, 2008, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

May 23, 2008

Financial Results for the year ended 31st March, 2008

16.4% growth in Pre-tax Profits
Net Turnover up 14.7%

ITC Ltd. concluded yet another year of strong performance with Gross Turnover at Rs.21356 crores reflecting a growth of 10.7% over the previous year. Net Turnover at Rs.13948 crores increased by 14.7% driven by the handsome 49% growth of non-cigarette FMCG businesses and a healthy performance by the Hotels and Paperboards, Paper & Packaging segments. Pre-tax profit increased by 16.4% to Rs. 4572 crores, while Post-tax profit at Rs.3120 crores registered a growth of 15.6%. Earnings Per Share for the year stood at Rs. 8.29.

For the fourth quarter, Net Turnover registered a growth of 16.7% to touch Rs. 3934 crores while pre-tax profit at Rs.1084 crores grew by 15.3%. Post-tax profit at Rs. 736 crores represents an underlying growth of 14.1% after adjusting for income tax refunds.

The Board of Directors recommended a dividend of Rs. 3.50 per Ordinary share of Re.1/- each (Previous year: Rs.3.10 per share). This will entail a total cash outflow of Rs. 1543 crores, comprising proposed dividend of Rs. 1319 crores and income tax on the proposed dividend of Rs. 224 crores.

Branded Packaged Foods

The Branded Packaged Foods business continued to expand rapidly with sales growing by 57% over the previous year. The impressive scale up spanned all categories, attesting the market standing and consumer franchise of the Company's brands. The unwavering commitment to benchmarked high quality standards has enabled 'Aashirvaad' and 'Sunfeast' to command annual **consumer spends** of nearly Rs. 1,000 crore each in a short span of time.

Enthusiastic consumer response has enabled the 'Bingo!' range of potato chips and finger snack foods to acquire a double-digit market share within just one year of launch. Consumer acceptance of this order is rare and evidences the

Registered Office : ITC Limited, Virginia House, 37 J. L. Nehru Road, Kolkata 700 071, India
Phone : 22889371 • Fax : 22882259/0655

Company's ability to leverage its deep consumer insights, exploit the cuisine expertise of its hotels division and unleash its superior brand building capabilities. The 'Bingo!' launch received wide commendation for its width of portfolio and the high-energy clutter breaking marketing campaign.

The biscuit category continued its growth momentum with sales growing by 53%. The 'Sunfeast' range of biscuits was further expanded with the launch of 'Coconut' and 'Nice' variants as well as 'Sunfeast Benne Vita' flaxseed biscuits, Special Edition of 'Sachin's Fitkit' multi grain biscuits and 'Golden Bakery' premium cookies. The excise relief accorded in the budget to low and mid-priced biscuits, consistent with the government's stated intention to promote the food processing industry, has given a fillip to the sector. It is hoped that the government would consider the industry's representation favourably and extend the relief to the entire category.

In the staples category, 'Aashirvaad' further built on its leadership position with revenues growing by 43%. The business has successfully segmented the market through an expanded product range at appropriate price points. 'Aashirvaad Select' was positioned as a premium offering and 'Aashirvaad MP Chakki' atta was launched in target markets. 'Aashirvaad' spices grew by 49% leveraging the in-house agri-sourcing and crop development skills.

The confectionary category recorded robust sales with revenues growing by 40% over last year mainly driven by 'Deposited Mint' and 'Eclairs'. New variants in the 'Minto', 'Natkhat' and 'Candyman' range were launched during the year to expand consumer choice. A combination of effective distribution and aggressive trade marketing supported by a strong supply chain have helped the business to overtake incumbent market leaders and establish 'Candyman' and 'Minto' as the top brands in their respective segments.

In the Ready- to-Eat (RTE) group, 'Sunfeast PastaTreat' and 'Aashirvaad Instant Mixes' have grown more than 100%. 'PastaTreat' has created a new category to address the snacking habits of urban consumers. Export of ambient stable products under the 'Kitchens of India' banner has shown a robust growth and is now well established in the US market for Ready-to-Eat Indian food with availability in more than 4,500 stores across the US. These products also enjoy a strong position in Canada.

During the year, the business received accolades from reputed organizations such as NDTV Profit, Business Standard, Business Today and Avaya Global Connect for a range of accomplishments: the successful launch of 'Bingo!', superior consumer relations and responsiveness, leadership in the foods sector and the best managed FMCG business in India.

The year ahead presents a unique challenge to the business in the shape of an unprecedented rise in commodity prices across the board, including wheat,

vegetable oil, maize and skimmed milk powder. Whilst the Company is gearing up for the challenge, the Government should consider, in the interim removal of Excise Duty and standardisation of the VAT rate at 4% for all food products to provide relief to the consumers and sustain growth in this sector.

Lifestyle Retailing

The Lifestyle Retailing business continued to enjoy a high brand salience in the minds of consumers, both in the premium and popular segments of the branded apparel market. Domestic sales grew by 26% over the previous year, while exports registered a growth of 17%.

In the premium segment, 'Wills Lifestyle' continues to be a leader with a range that provides a classy expression of contemporary trends, styled and accessorized to give discerning customers the look of the season, in tune with the international fashion mood. Its association with the 'Wills Lifestyle India Fashion Week' continues to add to the stature and premium imagery of the 'Wills Lifestyle' brand. The introduction of the 'Essenza Di Wills' and 'Fiama Di Wills' range of personal care products at the 'Wills Lifestyle' outlets has helped augment the lifestyle portfolio. The business re-launched its customer privileges programme, 'Club Wills', by incorporating a Platinum category, which offers more personalized services to enhance the shopping experience.

The Wills Lifestyle brands are now available nationwide at 50 exclusive stores and in more than 150 'shop-in-shops'. The soaring rental costs have hampered the pace of store expansion, as it has for the rest of the industry. The business is taking early positions in key malls and considering selective ownership of stores to mitigate the impact of rising rental costs and maintain its growth trajectory.

'Wills Lifestyle' was rated amongst the top 5 Luxury brands in the country in a Global Luxury Survey conducted by TIME Magazine. 'Wills Lifestyle' was also voted as the 'Retailer of the Year' in 'Fashion & Lifestyle' category at the Asia Retail Congress, 2008.

In the popular 'Youth' segment, 'John Players' delivered a strong performance, generating high buzz through its vibrant imagery, youthful product folio and association with youth icon, Hrithik Roshan. 'John Players' now enjoys a strong pan India presence with over 250 Flagship Stores and 1,300 Multi Brand Outlets. The business will continue to aggressively expand its retail presence.

During the year, the business launched its new brand 'Miss Players'. The brand, positioned to make a lively and playful statement, brings to the market trendy fashion wear for young women. 'Miss Players' is currently available at over 100 locations including 'Miss Players' exclusive stores, select 'John Players' stores, leading large-format retail chains and key Multi Brand Outlets across the country.

In the area of apparel exports, the growth in turnover was healthy despite the depreciation of the US dollar against the rupee. Whilst manufacturing capacities were augmented to support export scale up and offer a wider product portfolio, the existing customer base was consolidated and relationships established with potential high value customers.

Personal Care Products

In line with the Company's stated strategy of aggressively scaling up the FMCG initiatives through portfolio expansion, the Personal Care business was initiated during the year with the launch of a range of shampoos, soaps, shower gels and conditioners under the brand names of 'Fiama Di Wills', 'Vivel Di Wills', 'Vivel' and 'Superia'. Anchored on meticulous consumer research, these products have been formulated to bring a unique blend of nature and science to discerning consumers. Each of these brands addresses an identified segment of the market with differentiated value benefits. The suite of products is being progressively extended nationally and the recent launch of a range of soaps under the 'Vivel Di Wills' and 'Vivel' brands has further augmented the portfolio.

The initial market response to the Company's products has been encouraging. The 'Di Wills' family, strongly endorsed by the 'Wills Lifestyle India Fashion Week', the country's premier fashion event, provides an opportunity for the business to engage with consumers at the luxury end. The business has unleashed an aggressive communication strategy with appropriate celebrity association. The combined quality of promise and performance is expected to speedily build an appreciable consumer franchise for these brands.

Education & Stationery Products

The Stationery business recorded a robust sales growth of 72% over the previous year, positioning the Company as the largest marketer of notebooks in India. Its two flagship brands, namely 'Classmate' for the student community and 'Paperkraft' for the discerning working executives have established a strong presence in the Indian stationery market in a short span of time.

The business has effectively leveraged the Company's world-class environment friendly elemental chlorine free ("ECF") paper manufacturing capability to impart unmatched quality to its product range.

During the year, the 'Classmate Young Author & Artist Contest', organized on a much larger scale by the business drew participation from over 5,000 schools and a million students across 34 cities, leading to deeper engagements with all stakeholders viz. students, teachers and academicians. The 'Classmate Young Author and Artist Contest' - India's largest quest for young writing and drawing talent - has emerged as a much-awaited event on school campuses, across the country.

In view of the quantum growth opportunities presented by the education & stationery products market, the business has decided to scale down its greeting cards business which has been adversely impacted by the rapid emergence of e-technology. Accordingly, the Board of Directors has approved re-naming the business as 'Education & Stationery Products Business'.

Safety Matches & Incense sticks

The brand portfolio of the Company combined with that of Wimco continues to enjoy a strong consumer franchise in almost all markets in India. The business has successfully launched new value added offers such as 'Aim Mega' and 'Aim Metro' during the year. Driven by wide availability, these brands are steadily gaining market share. Such new products based on deep consumer insights have resulted in the combined portfolio delivering a topline growth of 8% in a mature category.

The business continued to take advantage of the synergy benefits accruing from the acquisition of Wimco two years ago by Russell Credit Limited, a wholly owned subsidiary of the Company. The steep escalation in the cost of key input materials like wood and chemicals has subjected the industry to extreme financial pressures. Whilst renewed focus on product development and operational efficiencies is being pursued to mitigate this cost push, the long term sustainability of this industry hinges on introduction of a uniform taxation policy aimed at providing a level playing field to all manufacturers, which would trigger investments towards modernisation of this industry.

The Agarbatti business recorded an impressive 28% growth in revenues, primarily driven by increasing consumer franchise for the 'Mangaldeep' brand combined with improved distribution reach. 'Mangaldeep' is already the second largest national brand in the industry, riding on the success of two key sub-brands, namely 'Madhur 100' and 'Yantra'. 'Yantra', launched last year, has received wide consumer acceptance on the strength of its unique fragrance and is expected to become a national drive brand.

In order to exploit other opportunities in the 'air care' segment, the business has commenced export of perfumed candles to the US. The business has also launched a range of premium aromatic candles in the Indian market under the brand 'Expressions' to cater to the growing popularity of aromatherapy and the changing gifting habits in India.

FMCG – Cigarettes

The year witnessed an unprecedented increase of about 30% in the incidence of taxation on cigarettes arising out of the increase in the rate of excise duty by more than 6% coupled with imposition of VAT @ 12.5% ad-valorem. Despite

these challenges, the Company retained its leadership position in the market and improved its market standing in the consumer mind-space in key competitive markets across the country evidencing the resilience of its brands and the superiority of its competitive strategies.

The unique IT-enabled 'Six Sigma' based product development process and the deep consumer insights nurtured by the business were leveraged during the year for a series of key initiatives such as contemporary, internationalised packaging for multiple Limited Edition Packs and flavour variants for some of the key premium brands. These initiatives resulted in considerable fortification of the Company's strong position in the premium, value-plus segment of the market.

The pursuit of creating global standards across the value chain saw major investments in its manufacturing facilities. The focus on manufacturing excellence has resulted in the business achieving the highest ever level of productivity in the year under review. The concurrent commitment to maintenance of impeccable environment, health and safety (EHS) standards have borne fruit by way of lowest ever levels of power and water consumption per cigarette produced. Additionally, all the manufacturing facilities have achieved 100% solid waste recycling.

The discriminatory taxation regime on cigarettes within the overall tobacco industry remains the biggest challenge faced by the domestic cigarette industry. The extremely high rates of excise duties coupled with VAT has not only driven the growing consumption of tobacco in the form of lightly taxed products like bidis, guthka, chewing tobacco, zarda etc, but has also provided a fillip to the contraband trade and the clandestine domestic players who evade Excise and VAT. It is estimated that consequent to the 30% equivalent increase in tax rates on cigarettes during the year, the volume of these illegal cigarettes has doubled from around 150 million per month to nearly 300 million per month.

Consequent to the massive increase in the rates of excise duties on non-filter cigarettes in the 2008 Union Budget, manufacturers will not be able to position viable offers for consumers in this segment. Apart from creating uncertainties and turbulence in the market, this will further induce consumers to move to cheaper and revenue-inefficient tobacco products, including smuggled and tax evaded cigarettes. This challenge, coupled with the harsh regulatory climate will undoubtedly test the resilience of all legitimate players in the cigarette sector.

The Company believes that the economic potential of tobacco can be maximised through moderation of taxes on tobacco, minimisation of discriminatory taxes between different classes of tobacco products and a regulatory framework that addresses the genuine concerns of all the stakeholders of the tobacco industry. The need is for a balanced agenda on tobacco, both fiscal and regulatory.

Hotels

During the year, the hotels business performed well with revenues growing by 12% to touch Rs. 1100 crores driven by better room rates and higher food & beverage sales. Gross Operating Profit (PBDIT) recorded an increase of 15% over the previous year to touch Rs. 475 crores, while segment results (PBIT) at Rs. 411 crores grew 17%. The results would have been even more impressive but for the adverse impact of the strengthening rupee in the first half of fiscal 2007/08. The business resorted to rupee billing from September 2007 onwards as an insurance against rupee appreciation. The business maintained its leadership in terms of operating efficiency as measured by the ratio of PBDIT to Net Income.

Consequent to the exclusive tie-up with its partner Starwood, seven of the finest 'ITC Hotel' properties, representing the true essence of Indian hospitality, were repositioned and associated with the premium 'Luxury Collection' franchise with effect from 15th May 2007 endorsing ITC's position amongst the world's finest hotel chains.

Comprehensive renovation and product upgradation programmes were completed at 4 properties including the premium Towers Block at 'ITC Hotel The Maurya, New Delhi. In keeping with the Company's strategy of reinforcing the premium positioning of its properties, the chain has recently launched 'Kaya Kalp - The Royal Spa' at ITC Mughal, Agra. The spa stretching across over 99,000 sq ft is Asia's largest and has been designed to bring together elements of Mughal architecture and opulence to deliver a meaningful experiences for the discerning customer. Guests at the spa will have the opportunity of experiencing traditional therapies in regal surroundings.

Buoyed by the continuing impressive performance of this sector, the business is pursuing an aggressive investment led growth strategy. Construction activity in respect of the super deluxe luxury hotel projects at Bangalore and Chennai is progressing on schedule and several new investment proposals are under active consideration

Paperboards, Specialty Papers & Packaging

The business reinforced its market leadership and remains the only significant player in the premium value added paperboard segment with integrated pulping operations. Sales of Value Added Paperboards grew by 15% driving revenue growth and market standing.

The year witnessed a continuing trend of steep inflation in the cost of fuel and major raw materials. Globally, pulp and waste paper prices spiraled, mainly due to the widening demand supply gap. Notwithstanding this high cost scenario, the

business succeeded in partially neutralising cost pressures by optimising opportunity buying and increasing sales realisations.

The Company's operating strategies centered on expanding pulp capacities, improving energy management and enhancing internal efficiencies are directed to yield sustainable cost advantages. With the recent commissioning of the new pulp mill the pulp capacity at the Bhadrachalam unit stands enhanced from 1 lac ton per annum to 2.22 lac tons per annum and will enable the business to mitigate the impact of escalations in prices of hardwood pulp. The new pulp line is the first in the country with ozone bleaching capability and reinforces the Company's commitment to a better environment.

The incremental pulp capacity is adequate to support the requirements of the new paper machine, which is at an advanced stage of commissioning at the Bhadrachalam unit. This machine, with a capacity of 1 lac TPA, will service the growing demand of value added printing and writing paper and is expected to commence commercial production by the middle of 2008.

The business continued to supply high-yielding clones and seedlings of the desired pulp wood species and provide extension services to farmers engaged in plantation on marginal wastelands to improve the productivity and quality of output. An additional 15000 hectares were planted during the year taking up the area covered to 80000 hectares till date.

The Packaging and Printing business continued to provide strategic support to the Company's cigarette and other FMCG businesses by ensuring security of supplies and sustaining international quality at competitive prices. The flexibles and carton lines, commissioned at Haridwar and Chennai respectively during the year, are being scaled up to cater to the distinctive and innovative packaging requirements of the Company's Branded Packaged Foods and Personal Care businesses. The business also built up critical volumes in the supply of value added packaging to the consumer electronics industry from its Chennai facility.

Agri Business

The growing inflationary pressures compelled the government to take drastic measures such as ban on exports, imports at nil duty, market intervention at subsidized prices and imposition of limits on inventory holding. These challenging circumstances adversely impacted the performance of the business during the first half of the year when the business was left with no option but to liquidate its inventories at prices lower than the remunerative prices paid to farmers on purchases through its e-Choupal network.

The business regained its growth momentum in the latter half and retained its position as a prime player in agri commodities with a strong performance in

Soybean trading. Consequently, revenues reached a new high and the segment results improved. The Company's commodity trading operation was accredited with ISO 9001:2000 certification, testifying to the high quality process standards resident in the system.

The business is progressively aligning its commodity portfolio with the sourcing needs of the Company's Foods Business to generate higher order value from its agri procurement infrastructure. The business commenced procurement of chipstock potatoes, one of the critical raw materials in the manufacture of the Company's 'Bingo!' brand of potato chips. The acquisition of Technico, an Australian company with technology leadership in the production of early generation seed potatoes, helped the business access a ready pipeline of new high-yielding varieties of chipstock potato seeds

The leaf tobacco business achieved a new high in tobacco exports for the 3rd consecutive year, and despite the sharp appreciation of the rupee, recorded a 21% increase in export revenues over the previous year. In volume terms, exports for the year stood at 62 million Kgs., representing a 27% growth. The Company won the 'Golden Leaf Awards' in the TABEXPO 2007 held in Paris in the categories of 'Most committed to Quality' and 'Most Impressive Public Service Initiative'. The full benefits of the investments made in the modernization of the plants at Chirala and Anaparti were realised during the year with record volumes being processed inhouse resulting in significant improvement in asset utilization. The business continued to provide strategic sourcing support to the Company's cigarette business

Contribution to Sustainable Development

In pursuit of its abiding commitment to create stakeholder value through service to society, the Company made significant progress during the year in its social and environmental initiatives

The Company deepened its imprint on the social sector by expanding to newer districts during the year. It continued with its proven strategy of concentrating on three main areas of interventions under Mission Sunehra Kal: (a) natural resource management, which includes wasteland, watershed and agriculture development; (b) sustainable livelihoods, comprising women's economic empowerment and genetic improvement in livestock; and (c) community development, with focus on primary education and health & sanitation. The Company is currently running social development projects in 47 districts spread over the states of Andhra Pradesh, Bihar, Kerala, Karnataka, Maharashtra, Madhya Pradesh, Orissa, Rajasthan, Tamil Nadu, Uttar Pradesh and West Bengal.

The Company's pioneering initiative of wasteland development through the Social Forestry Programme has so far promoted plantations over 11,969 hectares in 406 villages, covering 13,492 poor households. The collaboration between ITC and the Government of Andhra Pradesh for wasteland development under 'Indira Kranti Patham' continued during the year – 1,180 hectares of plantations were promoted through this public-private partnership taking the total to 2,972 hectares. The households covered under the Social Forestry Programme continue to reap the benefits derived from cut plantations and the total income gained so far is Rs.4.36 crores from 903 hectares. Not only have their earnings per acre improved significantly from the sale of plantations, most beneficiaries have also ensured that the contribution to the Village Development Fund continues apace, growing it to nearly Rs 67.39 lacs. Thus, their own incomes have been invested wisely into productive assets to ensure a long-term virtuous cycle of development.

The soil & moisture conservation programme, designed to assist farmers in identified moisture-stressed districts, witnessed a rise in its coverage with 648 water-bodies created during the year taking the total to 2,178 water-harvesting structures. These structures provide critical irrigation security to about 18,483 hectares of agricultural land. The active participation of stakeholders has ensured sustainable long-term maintenance of these structures. Additionally, 16,496 hectares have also been treated for erosion resulting in preservation of precious topsoil for agriculture. In total, the watershed development programme today covers 34,979 hectares. During the year, the Company entered into a partnership with NABARD in Andhra Pradesh, Bihar and Madhya Pradesh to work on soil and moisture conservation on 17,500 hectares under a five-year programme. These interventions have till date created direct employment of 5.36 lakh person-days. Presently 214 active Water User Groups (WUGs) with more than 10,476 members actively manage water distribution and collection of charges.

In continuation of its policy of providing an integrated solution for promoting a sustainable water management regime, the Company lays equal emphasis on ensuring efficient usage of water through interventions aimed at improving farm productivity, promoting group irrigation projects and demonstrating the use of agricultural equipments including sprinkler sets. During 2007-08, 153 group irrigation projects were initiated and sprinkler sets benefiting 369 farmers were installed.

Sustainable agricultural practices received a major boost during the year with the promotion of 3,368 organic fertiliser units through vermi-composting and NADEP technologies. Farmers have tested various varieties of paddy, gram and wheat in 1,288 field demonstrations leading to participative selection of higher productive strains.

The sustainable livelihoods initiative of the Company strives to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-farm incomes. Among many such activities, the programme for genetic improvement of cattle through artificial insemination to produce high-yielding crossbred progenies has been given special emphasis because it reaches out to the most impoverished and has the potential to pull them out of poverty. 95 cattle development centres already cover more than 1,900 villages providing artificial insemination to more than 80,000 milch animals. Integrated animal husbandry services were provided to nearly 48,000 milch animals during the year. These included addressing the needs of problem breeders, vaccines, feed additives and awareness drives. The initiative for the economic empowerment of women also continued apace: to date, 13,981 women have been organised under 972 self-help groups (SHG) with total savings of Rs 97.7 lacs. More than 9,900 women were gainfully employed either in micro-enterprises or through self-employment with the support of income generation loans.

The Company's 4th Sustainability Report, published during the year under review, details the 'Triple Bottom Line' performance and achievements of the Company in accordance with G3, the latest guidelines of Global Reporting Initiative (GRI). This report, independently assured by PricewaterhouseCoopers, conforms to the highest level 'A+' for reporting Sustainability performance. The Company's Sustainability Report received two Readers' Choice Awards from GRI at the GRI International conference, held in Amsterdam in May 2008. The Report has received the 3rd Overall Award amongst Non OECD large company reports. 7 Clean Development Mechanism (CDM) projects of the Company have been accepted by the CDM Executive Board set up under the 'Kyoto Protocols'. A number of additional projects are in different stages of CDM registration.

The Company's Triple Bottom line performance continued to improve across all the three dimensions, namely economic, ecological and social.

The Board of Directors, at its meeting in Kolkata on 23rd May 2008, approved the financial results for the year ended 31st March 2008, which are enclosed.

(Nazeeb Arif)
Vice President
Corporate Communications

END